EveryFit, Inc. (DBA QMedic) 2014-15 Financials (Unaudited)

	Actual Year End 12/31/14	Actual Year End 12/31/15
Total Revenue	**801,886**	**1,475,750**
Gross Margin	**791,033**	**1,446,583**
Sales & Marketing	20,711	67,725
R&D	501,547	1,051,622
General & Administrative	247,785	392,585
Operating Expenses	**770,043**	**1,511,932**
EBITDA (Operating Income)	**20,990**	**(65,349)**

	Actual Year End 12/31/14	Actual Year End 12/31/15
Revenue		
NIH Revenue	793,411	1,449,630
QMedic Medical Alert Revenue	8,475	26,120
Total Revenue	**801,886**	**1,475,750**

Note: Financial Information is Unaudited; Prepaid Revenue Accruing in 2016 Not Included

	Actual Year End 12/31/14	Actual Year End 12/31/15
Sales & Marketing		
Travel	10,107	18,208
Meals & Entertainment	740	1,183
Promotional	9,864	48,334
Other	0	0
Total Sales & Marketing	**20,711**	**67,725**

Note: Financial Information is Unaudited

	Actual Year End 12/31/14	Actual Year End 12/31/15
R&D		
Gross Salaries	363,302	637,579
Outsourced	86,937	278,895
Other (Software, Equipment, etc.)	51,307	135,149
Total R&D	**501,547**	**1,051,622**

Note: Financial Information is Unaudited

	Actual Year End 12/31/14	Actual Year End 12/31/15
General & Administrative		
Gross Salaries	99,454	125,687
Rent	35,278	103,550
Office Expenses	25,376	45,144
Legal, Accounting & Other Professional	22,987	37,664
Insurance	15,403	21,432
Payroll Taxes	42,315	51,754
Other	6,973	7,354
Total General & Administrative	**247,785**	**392,585**

Note: Financial Information is Unaudited